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Exhibit (a)(5)(A)

memo
Date:	May 26, 2005
To:	Employees Eligible for Tenet's Option Exchange Program
From:	Trevor Fetter
Subject:	Option Exchange Program

Last month I told you about a proposal we were presenting to shareholders that would enable you to exchange certain stock options that are currently "underwater" (that is, have an exercise price higher than the current trading price of our common stock) for restricted stock units. I am pleased to announce that our shareholders approved the proposal today.

Tomorrow, you will receive a separate communication from the Compensation Team containing detailed instructions on how to participate, if you choose to do so.

To participate, you must be an active Tenet employee on the date the restricted units are granted, which we anticipate will be July 1, 2005. (Executive officers named in our proxy statement are not eligible, nor are employees at any of the hospitals scheduled to be divested, or employees who are not actively employed at Tenet, have given or received notice that they will be leaving Tenet or are currently receiving severance pay from Tenet).

Whether or not you choose to participate in the exchange, it is important to note that our shareholders' approval of this proposal represents their confidence in the company and its employees. By voting "For" the exchange, they have demonstrated their commitment to providing long-term incentives to help motivate and retain key managers and recruit other strong leaders to the company.

Should you have questions about the exchange, please contact Penn King at 469-893-2312.

The information contained in this communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any such offer or solicitation in any state where such offer or solicitation is not permitted. Tenet has not commenced the offer to exchange referred to in this communication. Upon commencement of such an offer, the company will file an offer to exchange and other documents on Schedule TO with the Securities and Exchange Commission. These documents contain important information about the transaction. Eligible employees are urged to read these documents carefully when they are available. Eligible employees will also be able to obtain free copies of these documents through a website maintained by the Securities and Exchange Commission at www.sec.gov and through our intranet website at www.etenet.com, and by calling the company at 469-893-2312.

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  Exhibit (a)(5)(A)